SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule13D/A
(Amendment No.17)
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Morton H. Kinzler c/o Barnwell Industries, Inc. 1100 Alakea Street, Suite 2900 Honolulu, Hawaii 96813 (808) 531-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.: 068221100

1.	NAME OF REPORTING PERSON

Morton H. Kinzler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF; OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	1,357,560
	8.	SHARED VOTING POWER	0(1)
	9.	SOLE DISPOSITIVE POWER	1,357,560
	10.	SHARED DISPOSITIVE POWER	0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,359,408(2)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented By Amount In Row (11)	16.4%(3)

14.	Type of Reporting Person	IN

__________________________
(1)   This amount does not include 1,848 shares of common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation (the "Company"), owned by Mr. Kinzler's wife.  She has sole power to vote and to dispose of all of such shares, and Mr. Kinzler expressly disclaims beneficial ownership of all of his wife's shares.

(2) Includes 1,848 shares of Common Stock owned by Mr. Kinzler's wife, of which Mr. Kinzler disclaims beneficial ownership.

(3) Based on 8,277,160 shares of Common Stock of the Company outstanding as of February 8, 2018, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2017.

Explanatory Note

This filing constitutes Amendment No. 17 to the Schedule13D relating to the common stock, par value $0.50 per share (the "Common Stock"), of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission, as last amended by Amendment No. 16 filed on June 2, 2017, to furnish the additional information set forth herein.  Mr. Kinzler was appointed as the executor of the Estate of R. David Sudarsky (the "Estate"), in accordance with the terms of the will of R. David Sudarsky.  On June 2, 2017, shares of Common Stock held by the Estate were transferred to beneficiaries of R. David Sudarsky, with 182,897 of those shares of Common Stock being transferred to the Trust, in accordance with the terms of the will of R. David Sudarsky. As a result of being named as co-trustee of the Trust, Mr. Kinzler acquired beneficial ownership of an additional 182,897 shares of Common Stock.  On March 26, 2018, Mr. Kinzler resigned as a trustee of the Trust and no longer has beneficial ownership of the shares of Common Stock held by the Trust. Accordingly, Mr. Kinzler is filing this statement with the Securities and Exchange Commission on Schedule 13D/A pursuant to Section 13(d) of the Act.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  The name of the reporting person is Morton H. Kinzler.

(b)  Mr. Kinzler's business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

(c)  Mr. Kinzler is Chairman Emeritus of the Board of the Company.

(d)  Mr. Kinzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Mr. Kinzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On March 31, 2014, Mr. Kinzler was appointed as the executor of the Estate, in accordance with the terms of the will of R. David Sudarsky.As a result of such appointment, Mr. Kinzler was charged with collecting and distributing the assets of the Estate, including the 731,600 shares of Common Stock held by the Estate.On June 2, 2017, shares of Common Stock held by the Estate were transferred to beneficiaries of R. David Sudarsky, with 182,897 shares of Common Stock being transferred to the Trust. Mr. Kinzler was co-trustee of the Trust, and accordingly, indirect beneficial ownership may have been attributable to Mr. Kinzler with respect to the 182,897 shares of Common Stock held by the Trust.  On March 26, 2018, Mr. Kinzler resigned as a trustee of the Trust and no longer has indirect beneficial ownership of the shares of Common Stock held by the Trust.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Effective December 31, 2016, Mr. Kinzler resigned as Chief Executive Officer of the Company.   Mr. Kinzler is Chairman Emeritus of the Board of the Company.  Mr. Kinzler held 1,357,560 shares of Common Stock in his own name prior to his acquisition of indirect beneficial ownership of an additional 182,897 shares of Common Stock through his appointment as co-trustee of the Trust. On March 26, 2018, Mr. Kinzler resigned as a trustee of the Trust and no longer has indirect beneficial ownership of the shares of Common Stock held by the Trust.

Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.

Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Items 5 is hereby amended and restated in its entirety as follows:

(a)  Mr. Kinzler may be deemed to beneficially own 1,359,408 shares of Common Stock, which includes 1,848 shares of Common Stock owned by Mr. Kinzler's wife, of which Mr. Kinzler disclaims beneficial ownership.  The foregoing 1,357,560 shares of Common Stock represent approximately 16.4% of the Company's outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of February 8, 2018, as represented in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2017).

(b)  For Mr. Kinzler, see Items 7-10 on the Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  For Mr. Kinzler, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days or since the date on which Mr. Kinzler last filed an amendment to this Schedule 13D.

(d)  For Mr. Kinzler, none, except for 1,848 shares of Common Stock owned by Mr. Kinzler's wife disclosed in Item 5(a).

(e)  Not applicable for Mr. Kinzler.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 is hereby amended and restated in its entirety as follows:

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2018	By:	/s/ Morton H. Kinzler
Name: Morton H. Kinzler